

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

July 18, 2006

Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York 10022

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed the responses in your letter filed on July 12, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Income, page 68

1. We have reviewed your response to comments 1 and 3 of our letter dated July 6, 2006, and the proposed presentation of the components of interest income and interest expense in future filings. Given that interest income and interest expense line items do not include all of your interest income and expense, please revise to address the following in future filings:

   - Present a more descriptive title for 'interest income' and 'interest expense' included in revenues to clearly highlight that these line items do not include all interest income and interest expense;

   - Include a clear discussion in your MD&A and financial statement footnotes about why you use the current format to present your consolidated operating results and what is included in each of the different types of interest income and interest expense.

   Please show us what your revisions will look like in your response.

2. We have reviewed your response to comments 3 and 4 of our letter dated July 6, 2006. Please revise to include the following disclosures in future filings:

   - Clearly disclose in Note 6 the components of 'Gain on sale and impairment of investments' and 'Gain on sales of loans and securities, net' to enable a reader to reconcile the total of the components to the amounts presented on the income statement;

   - Clarify in your financial statement footnotes what 'corporate investments' represent and how you determined that gains on their sale and impairment should be presented differently from the rest of your available-for-sale equity securities;

   - Clarify in Note 6 under Publicly Traded Securities the amount of your investments in 'corporate investments' at the end of each of the periods presented; and

   - Include clear discussions in your MD&A and financial statement footnotes about why you use the current format to present your consolidated operating results.

   Please show us what your revisions will look like in your response.

3.   Your response to comment 3 of our letter dated July 6, 2006 states that you are a savings and loan holding company that is not required by Article 9 of Regulation S-X to provide the information specified in Rule 9-04.

- Please tell us how you follow Article 5 of Regulation S-X presentation for your financial statements while providing the relevant Article 9 and Guide 3 information recommended by SAB 11:K;

- We note that that you do not separately present the costs and expenses applicable to services on your Consolidated Statements of Income. Please also tell us whether you track costs related to each of your separately presented revenue line items. Refer to Rules 5-01 and 5-03 of Regulation S-X.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant